UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

SunEdison, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of Incorporation)	1-13828 (Commission File Number)	56-1505767 (I.R.S. Employer Identification Number)

13736 Riverport Drive Maryland Heights, Missouri (Address of principal executive offices)	63043 (Zip Code)

Martin H. Truong
Senior Vice President, General Counsel
(314) 770-7300
(Name and Telephone Number, Including Area Code, of the Person to Contact in Connection with this Report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for th reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Mineral Disclosure

Items 1.01 Conflict Minerals Disclosure
This Form SD of SunEdison, Inc. (“SunEdison” or the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act, as amended, and Form SD (the “Rule”) for the reporting period January 1, 2014 to December 31, 2014.

Attached hereto as Exhibit 1.01 is SunEdison’s Conflict Minerals Report as required by the Rule. The Conflict Minerals Report includes a brief description of the reasonable country of origin inquiry conducted by the Company required by the Rule. As required by the Rule, SunEdison is providing a copy of this Form SD on SunEdison’s website at www.sunedison.com on the Investor Relations page, “Corporate Information,” under the heading “Conflict Minerals Disclosure.”

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as an exhibit to this Form SD.

Section 2 - Exhibits
Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report for the year ended December 31, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SUNEDISON, INC.
Date:	May 29, 2015	By:	/s/ Martin H. Truong
Name: Martin H. Truong Title: Senior Vice President, General Counsel and Corporate Secretary

Exhibit Index

Number	Item
1.01	Conflict Minerals Report for the year ended December 31, 2014